UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EMCORE CORPORATION

(Exact name of Registrant as specified in its charter)

New Jersey (State of Incorporation or Organization)	22-2746503 (I.R.S. Employer Identification No.)

2015 W. Chestnut Street Alhambra, California 91803 (Address of principal executive offices and zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series B Junior Participating Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC (Nasdaq Global Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) (or (e), check the following box.          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.           ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: n/a

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description Of Registrant’s Securities To Be Registered.

On September 28, 2023, the Board of Directors (the “Board”) of EMCORE Corporation (the “Company”) approved and adopted a Section 382 Tax Benefits Preservation Plan, dated as of September 28, 2023, by and between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agent”) (the “Section 382 Tax Benefits Preservation Plan”). Pursuant to the Section 382 Tax Benefits Preservation Plan, the Board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock, no par value, of the Company (the “Common Stock”). The dividend is distributable on October 12, 2023 to shareholders of record as of the close of business on October 12, 2023.

The following is a summary description of the Rights. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Section 382 Tax Benefits Preservation Plan, a copy of which is attached to this Registration Statement on Form 8-A as Exhibit 4.1 and is incorporated herein by reference. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Section 382 Tax Benefits Preservation Plan.

The Board adopted the Section 382 Tax Benefits Preservation Plan to diminish the risk that the Company could experience an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended (the “Code”), which could substantially limit or permanently eliminate the Company’s ability to utilize its net operating loss carryovers (collectively, the “NOLs”) to reduce potential future income tax obligations. Under the Code and the regulations promulgated thereunder by the U.S. Treasury Department, these NOLs may be “carried forward” in certain circumstances to offset any current and future taxable income and thus reduce federal income tax liability, subject to certain requirements and restrictions. While the amount and timing of the Company’s future taxable income cannot be predicted with any certainty and, accordingly, the Company cannot predict the amount of these NOLs that will ultimately be used to reduce its income tax liability, to the extent that the NOLs do not otherwise become limited, these NOLs could be a potentially valuable asset to the Company.

In general, under Section 382, an “ownership change” occurs if a shareholder or a group of shareholders who are deemed to own at least 5% of the Common Stock individually or collectively increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 would impose an annual limit on the amount of the Company’s NOLs that can be used to offset the Company’s federal taxable income equal to the product of the total value of the Company’s outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the federal long-term tax-exempt interest rate in effect for the month of the ownership change. A number of complex rules apply to calculating this annual limit and there are several special rules that, depending on the rule involved, may apply to reduce or increase such limit. If an ownership change were to occur, the limitations imposed by Section 382 could result in a substantial delay in the timing of the usage of the NOLs or in a material amount or all of the NOLs expiring unused and, therefore, significantly impair or eliminate the value of such NOLs. While the Company periodically monitors its NOLs and currently believes that an ownership change that would impair the value of its NOLs has not occurred, the complexity of Section 382’s provisions and the limited knowledge any public company has about the ownership of its publicly traded stock make it difficult to determine whether an ownership change has in fact occurred.

The Section 382 Tax Benefits Preservation Plan is intended to act as a deterrent to any person or group acquiring beneficial ownership of 4.99% or more of the outstanding Common Stock without the approval of the Board. A person who acquires, without the approval of the Board, beneficial ownership (other than as a result of repurchases of stock by the Company, dividends or distributions by the Company or certain inadvertent actions by shareholders) of 4.99% or more of the outstanding Common Stock (including any ownership interest held by that person’s Affiliates and Associates as defined under the Section 382 Tax Benefits Preservation Plan) could be subject to significant dilution. Shareholders who beneficially own 4.99% or more of the outstanding Common Stock prior to the first public announcement by the Company of the Board’s adoption of the Section 382 Tax Benefits Preservation Plan will not trigger the Section 382 Tax Benefits Preservation Plan so long as they do not acquire beneficial ownership of additional shares of the Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time when they still beneficially own 4.99% or more of such stock. In addition, the Board retains the sole discretion to exempt any person or group from the penalties imposed by the Section 382 Tax Benefits Preservation Plan.

The Rights. The Board authorized the issuance of one Right per each outstanding share of the Common Stock distributable to the Company’s shareholders of record as of the close of business on October 12, 2023. One Right will also be issued together with each share of the Common Stock issued after October 12, 2023 but before the Distribution Date (as defined below) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one ten-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the “Series B Preferred Stock”) for a purchase price of $3.13 (the “Purchase Price”). If issued, each Unit of Series B Preferred Stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a shareholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Acquiring Person. Under the Section 382 Tax Benefits Preservation Plan, an “Acquiring Person” is any person who or which, together with all Affiliates and Associates of such person, is or becomes the beneficial owner of 4.99% or more of the shares of Common Stock outstanding other than as a result of repurchases of stock by the Company, dividends or distributions by the Company or certain inadvertent actions by shareholders. Beneficial ownership is determined as provided in the Section 382 Tax Benefits Preservation Plan and generally includes, without limitation, any ownership of securities a person would be deemed to actually or constructively own for purposes of Section 382 or the Treasury Regulations promulgated thereunder. The Section 382 Tax Benefits Preservation Plan provides that the following persons generally will not be deemed an Acquiring Person thereunder: (i) the Company or any Subsidiary of the Company, including the officers and directors thereof acting solely in their fiduciary capacity; (ii) any employee benefit plan of the Company or any Subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company; (iii) any person who the Board determines, in its sole discretion, prior to the time such person would otherwise be an Acquiring Person, should be permitted to become the beneficial owner of up to a number of the shares of Common Stock determined by the Board (the “Exempted Number”) and be exempted from being an Acquiring Person, unless and until such person acquires beneficial ownership of shares of Common Stock of the Company in excess of the Exempted Number (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification or similar transaction) in which case such person shall be an Acquiring Person; (iv) any person who is a transferee from the estate of an Exempt Person and who receives Common Stock of the Company as a bequest or inheritance from such Exempt Person, so long as such transferee continues to be the beneficial owner of 4.99% or more of the then outstanding Common Stock of the Company (each of (i) through (iv) above, an “Exempt Person”); (v) any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii); (vi) any person who would otherwise be an Acquiring Person upon the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan, unless and until such person, or any Affiliate or Associate of such person, acquires beneficial ownership of any additional shares of Common Stock of the Company after the first public announcement by the Company of the adoption of the Plan (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification or similar transaction) at a time when such person still beneficially owns 4.99% or more of the Common Stock; (vii) any person who as the result of an acquisition of shares of Common Stock by the Company (or any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary or any person organized, appointed or established by the Company for or pursuant to the terms of any such plan) which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 4.99% or more of the shares of Common Stock of the Company then outstanding; and (viii) any person who the Board determines in good faith has become an “Acquiring Person” inadvertently and such person divests as promptly as practicable (as determined in good faith by the Board) a sufficient number of shares of Common Stock of the Company so that such person would no longer be an “Acquiring Person.

However, the Board may affirmatively determine, prior to or after the Distribution Date, in light of the intent and purposes of the Section 382 Tax Benefits Preservation Plan or other circumstances facing the Company, that a person is not an Acquiring Person.

A person (other than any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii)) will be treated as the beneficial owner of 4.99% or more shares of the Common Stock if, in the determination of the Board, that person would be treated as a “5-percent shareholder” for purposes of Section 382 (substituting “4.99” for “5” each time “five” or “5” is used in or for such purposes of Section 382).

Notwithstanding the definition of Acquiring Person under the Section 382 Tax Benefits Preservation Plan, the Board may also determine that any person is an Acquiring Person under the Plan if such person becomes the beneficial owner of 4.99% (by value) or more of the Company’s stock then outstanding (as the term “stock” is defined in Treasury Regulations Section 1.382-2(a)(3) and 1.382-2T(f)(18)).

Initial Exercisability. The Rights will not be exercisable until the close of business on the earlier to occur of (i) the tenth (10th) calendar day after the day on which a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person,” or (ii) the tenth (10th) calendar day (or a later date determined by the Board) after the commencement of a tender or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the “Distribution Date”).

Until the Distribution Date, the Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will evidence the Rights. Any transfer of shares of Common Stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Section 382 Tax Benefits Preservation Plan (as described below).

Flip-In Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, and subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, a number of shares of the Common Stock having a market value of two times the Purchase Price.

Redemption. At any time until the close of business on the tenth (10th) calendar day after the day a public announcement or the filing is made indicating that a person has become an Acquiring Person (and prior to the giving of notice of the exchange or redemption, as applicable to the holders of the Rights), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of Common Stock at an exchange rate of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration. The Rights and the Section 382 Tax Benefits Preservation Plan will expire upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines will provide protection for the Company’s tax attributes similar to that provided by the Section 382 Tax Benefits Preservation Plan, (iv) the date on which the Board determines that the Section 382 Tax Benefits Preservation Plan is no longer necessary to preserve the Company’s tax attributes, (v) the beginning of a taxable year of the Company to which the Board determines that none of the Company’s tax attributes may be carried forward because the Company’s tax attributes have been fully utilized, and (vi) the earlier of (x) the close of business on the day following the certification of the voting results of the Company’s 2024 annual meeting of shareholders or a special meeting of shareholders duly held prior to September 28, 2024, if at such shareholder meeting a proposal to approve the Section 382 Tax Benefits Preservation Plan has not been passed by the vote of the majority of the shares present in person or represented by proxy and entitled to vote thereon, and (y) September 28, 2026.

Preferred Stock Purchasable Upon Exercise of Rights. After the Distribution Date, each Right will entitle the holder, subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, to purchase, for the Purchase Price, one ten-thousandth of a share of the Series B Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Series B Preferred Stock is intended to give a shareholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of shares of Series B Preferred Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series B Preferred Stock or the Common Stock.

Amendments. Until the close of business on the tenth (10th) calendar day after the day a public announcement or a filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may amend the Rights in any manner. The Company may also amend the Section 382 Tax Benefits Preservation Plan after the close of business on the tenth (10th) calendar day after the day a public announcement or filing is made indicating that a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions or to otherwise change or supplement the Section 382 Tax Benefits Preservation Plan in any manner that does not adversely affect the interests of holders of the Rights.

Tax Consequences. The issuance of the Rights should not be taxable to the Company or to shareholders under presently existing federal income tax law. However, if the Rights become exercisable or if the Rights are redeemed, shareholders may recognize taxable income, depending on the circumstances then existing.

Shareholder Ratification. The Company intends to submit the Section 382 Tax Benefits Preservation Plan for shareholder ratification at its 2024 annual meeting of shareholders.

Item 2.	Exhibits.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description

3.1	Certificate of Designation of Series B Junior Participating Preferred Stock of EMCORE Corporation, as filed with the Secretary of State of New Jersey on September 28, 2023.

4.1	Section 382 Tax Benefits Preservation Plan, dated as of September 28, 2023, by and between EMCORE Corporation and Equiniti Trust Company, LLC, as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EMCORE CORPORATION

Dated: September 28, 2023	/s/ Tom Minichiello
Tom Minichiello
Chief Financial Officer